HEALTHWAY SHOPPING NETWORK, INC.
8895 North Military Trail, Suite 203B
Palm Beach Gardens, Florida 33410

July 25, 2011

H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N. E. Washington, D.C. 20549-8561

Re:	Healthway Shopping Network, Inc. (the “Company”
Registration Statement on Form S-1 (Amendment 6)
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated, February 25, 2011, with respect to the above-referenced filing.  For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Prospectus Summary, page 18

1.
We have revised the Prospectus Disclosure to include other products we carry.  Additionally, we have included the number of categories of products we currently carry.We  have included information on products that are carried only by Healthway Shopping Network.

Financial Statements, page 35

2.	We have updated our financial statements pursuant to Rule 8-08 of Regulation S-X through December 2010 for audited financial statements and through June 30, 2011.

3.	We have provided the information regarding our change in auditors as required in Item 11 (i) on Form S-1. (See page 34 of the S-1)

4.	All references to promulgated GAAP have been made to the Accounting Standards Codification issued by the FASB.

5.	An updated accountant’s consent is included with this new filing from the new accounting firm, David A Aronson, CPA, P.A.

We look forward to completing this filing as soon as possible.  Please contact me with any questions you may have.

Sincerely,

/s/ Cleveland Gary
Cleveland Gary
Chief Executive Officer